This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

February 14, 2006

Item 3: Press Release

A Press release dated and issued February 14, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska wishes to announce a non-brokered private placement of up to 5,952,381 units at a purchase price of $0.42 for gross proceeds of up to $2,500,000.

Item 5: Full Description of Material Change

Vancouver, BC – February 14, 2006. CanAlaska Ventures Ltd. (the “Company”) wishes to announce a non-brokered private placement of up to 5,952,381 units at a purchase price of $0.42 per unit for gross proceeds of up to $2,500,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.52 per warrant share for a period of twelve months from the date of issuance of the warrants.

The proceeds from the private placement will be used for exploration of the Company’s uranium properties in the Athabasca Basin and for general working capital purposes.

A finder’s fee of up to 7% may be paid in cash and/or warrants.

The Company has granted 200,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.42 per common share for a period of five years.

The foregoing is subject to regulatory approval.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.   Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 1,860,000 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 14, 2006_____________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity